

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 27, 2008

<u>VIA US MAIL AND FAX (940) 455-7337</u>

Mr. Timothy P. Halter
Chief Executive Officer and Chief Financial Officer
BTHC VIII, Inc.
12890 Hilltop Road
Argyle, TX 76226

> **Re: BTHC VIII, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007, as amended**
> **File No. 0-52232**

Dear Mr. Halter:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Kyle Moffatt
Accountant Branch Chief